SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 3)

                   Under the Securities Exchange Act of 1934*


                                RICA FOODS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   762582-20-3
                                 (CUSIP Number)


                                 CALIXTO CHAVES
                            95 MERRICK WAY, SUITE 507
                           CORAL GABLES, FLORIDA 33134
                                 (305) 476-1757
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 5, 2000
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1 (e), 240.13d-1 9f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------

CUSIP No. 762582-20-3                                       Page 2 of 11 Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Calixto Chaves

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              5,548,434
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         5,548,434

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,548,434
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          43.19%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

--------- ---------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 762582-20-3                                 Page 3 of 11 Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Atisbos de Belen, S.A.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER                361,315
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER           361,315

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          361,315
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          2.81%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

--------- ---------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 762582-20-3                                         Page 4 of 11 Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Inversiones Leytor, S.A.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Corporate Reorganization

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER                704,857
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER           704,857

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          704,857
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.49%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

--------- ---------------------------------------------------------------------

-------------------------------------------------------------------------------

CUSIP No. 762582-20-3                                        Page 5 of 11 Pages
-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Inversiones La Ribera, S.A.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP#       (a) [ x ]
                                                                  (b) [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          OO - Share Exchange.

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) or 2(e)                           [   ]



--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Costa Rica

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
                           7    SOLE VOTING POWER                  -0-
   NUMBER OF SHARES        ----------------------------------------------------
 BENEFICIALLY OWNED BY     8    SHARED VOTING POWER              4,183,595
         EACH              ----------------------------------------------------
   REPORTING PERSON        9    SOLE DISPOSITIVE POWER             -0-
          WITH             ----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER         4,183,595

--------- ---------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,183,595
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                       [   ]

--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          32.56%
--------- ---------------------------------------------------------------------
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.)

--------- ---------------------------------------------------------------------

                                                            Page 6 of 11 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D relates to the shares of common stock, $.001 par value, ("Common Stock") of Rica Foods, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134.


ITEM 2. IDENTITY AND BACKGROUND

          (a) This statement is being filed on behalf of (1) Calixto Chaves ("Chaves"), (2) Atisbos de Belen, S.A. ("Atisbos"), a Costa Rican corporation, wholly-owned by Chaves and his spouse, (3) Inversiones Leytor, S.A. ("Leytor"), a Costa Rican corporation wholly-owned by Chaves and his spouse, and (4) Inversiones La Ribera, S.A. ("Ribera"), a Costa Rican corporation, wholly-owned by Chaves and his spouse. Atisbos, Leytor and Ribera are investment holding companies for certain of the Common Stock of the Company beneficially owned by Chaves and his spouse.

          (b) The business address of Chaves is 95 Merrick Way, Suite 507, Coral Gables, Florida 33134. The business address and principal offices of Atisbos, Leytor and Ribera is 400 meters West of National Panasonic Plant, San Rafael, Alajuela.

          (c) Chaves' principal occupation is as President, Chief Executive Officer, Director, and Chairman of the Board of the Issuer.

          (d) None of Chaves, Atisbos, Leytor, or Ribera have, in the last five years, been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

          (e) None of Chaves, Atisbos, Leytor, or Ribera have, in the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in it or him being subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Chaves is a citizen of the Republic of Costa Rica. Atisbos, Leytor and Ribera are corporations organized under the laws of the Republic of Costa Rica.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No cash purchase price was paid by Chaves or Leytor in connection with the Contractual Relationship described in Item 4 of Chaves' original Schedule 13D filing dated October 15, 1996. The shares reported therein were acquired as a result of a corporate reorganization.

No cash purchase price was paid by either Chaves or Atisbos in connection with the transfer of stock described in Item 4 of Chaves' Amendment 1 to Schedule 13D/A filing dated July 8, 1998. The shares reported therein were acquired as a result of a corporate reorganization.

No cash purchase price was paid by either Chaves or Ribera in connection with the transfer of stock described in Item 4 of Chaves' Amendment 2 to Schedule 13D/A filing or in Item 4 of Ribera's original Schedule 13D filing, both dated December 7, 1999. The shares reported therein were acquired as a result of a share exchange.

ITEM 4. PURPOSE OF TRANSACTION.

Chaves, Atisbos, and Leytor have previously filed on the EDGAR System a Schedule 13D on October 15, 1996 and an Amendment 1 to Schedule 13D/A on July 17, 1998; however, both of the filings were inadvertently filed in the EDGAR Index of the Issuer, as if each were filed by the Issuer. An Amendment 2 to Schedule 13D/A was filed in the EDGAR index of Chaves on December 17, 1999 and incorporated by reference the Schedule 13D and Amendment 1 to Schedule 13D/A filed on behalf of Chaves, Atisbos, and Leytor on October 15, 1996 and July 17, 1998, respectively.

Ribera previously filed on the EDGAR System a Schedule 13D on December 17, 1999 in the EDGAR index of Ribera. This Amendment 3 to Schedule 13D/A is being filed on behalf of Chaves, Atisbos, Leytor and Ribera and incorporates by reference the Schedule 13D, Amendment 1 to Schedule 13D/A, Amendment 2 to Schedule 13D/A filed on behalf of Chaves, Atisbos and Leytor on October 15, 1996, July 17, 1998 and December 17, 1999, respectively, and the Schedule 13D filed on behalf of Ribera on December 17, 1999.

On September 30, 1996, Chaves, through his ownership of shares of Corporacion Pipasa, S.A., ("Pipasa") a Costa Rican corporation, acquired shares of Common Stock of the Issuer as a result of a stock-for-stock transaction described in that Agreement and Plan of Merger dated April 30, 1996 (the "Acquisition Agreement") by and between the Issuer's predecessor company, Quantum Learning Systems, Inc., a Nevada corporation and Pipasa, as reported on Chaves' original 13D filing dated October 15, 1996. This transaction was planned such that Pipasa would become a wholly-owned subsidiary of the Issuer and the former shareholders of Pipasa would thereby own approximately 82.4% of the Issuer. This transaction was approved by the shareholders of the Issuer on August 5, 1996 and concluded on September 30, 1996. Pursuant to this stock-for-stock transaction, Chaves received 2,500,000 shares of common stock of the Issuer in the name of Leytor, an investment holding company wholly-owned by Chaves.

On July 8, 1998, Chaves and his spouse transferred 2,044,145 shares of Common Stock of the Issuer beneficially owned directly by Chaves and 539,800 shares of Common Stock of the Issuer beneficially owned directly by Chaves and his spouse to Atisbos.

On December 7, 1999, Ribera consummated that Stock Purchase Agreement with the Issuer, dated September 28, 1998, and as amended on November 9, 1998, to sell 40.44% of the outstanding voting stock of Pipasa in exchange for (i) 11,050,784 (3,683,595 post-split) shares of Common Stock of the Issuer, having a then current market value price of approximately $13,813,480.00 or $1.25 per share (the "Purchase Agreement"), as reported on Chaves' Amendment 2 to Schedule 13D/A filing and on Ribera's original Schedule 13D filing, both dated December 7, 1999.

On July 5, 2000, Chaves transferred 128,477 shares of Common Stock of the Issuer (i.e., one percent (1%) of total outstanding and issued Common Stock of the Issuer) beneficially owned directly by Leytor (a Costa Rican corporation wholly-owned by Chaves and his spouse) to a trust account held at a bank in Costa Rica, in the name of BN Valores for the benefit of Calixto Chaves and a Costa Rican bank, thereby reducing the Common Stock of the Issuer beneficially owned by Leytor from 833,334 shares to 704,857 shares and reducing the Common Stock of the Issuer indirectly owned by Chaves (collectively through Atisbos, Leytor, Ribera and OCC, S.A., a Costa Rican corporation wholly-owned by Chaves and his spouse) from 5,676,911 shares to 5,548,434 shares. The Costa Rican bank has the sole discretion to dispose of such shares as it deems fit.

On July 14, 2000, Chaves transferred 500,000 shares of Common Stock of the Issuer beneficially owned directly by Atisbos (a Costa Rican corporation wholly-owned by Chaves and his spouse) to Ribera (a Costa Rican corporation wholly-owned by Chaves and his spouse) thereby reducing the Common Stock of the Issuer beneficially owned by Atisbos from 861,315 shares to 361,315 and increasing the Common Stock of the Issuer beneficially owned by Ribera from 3,683,595 shares to 4,183,595 shares. The shares of Common Stock of the Issuer indirectly owned by Chaves remains unchanged, i.e., 5,548,434 shares.

Except as set forth in this Item 4, none of Chaves, Atisbos, Leytor or Ribera have any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D under the Securities Exchange Act of 1934, as amended.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) (1) Chaves is currently the beneficial owner of 5,548,434 shares of Common Stock, constituting approximately 43.19% of the shares of Common Stock outstanding as of July 5, 2000.

               (2) Atisbos is currently the beneficial owner of 361,315 shares of Common Stock, constituting approximately 2.81% of the shares of Common Stock outstanding as of July 5, 2000.

               (3) Leytor is currently the beneficial owner of 704,857 shares of Common Stock, constituting approximately 5.49% of the shares of Common Stock outstanding as of July 5, 2000.

               (4) Ribera is currently the beneficial owner of 4,183,595 shares of Common Stock, constituting approximately 32.56% of the shares of Common Stock outstanding as of July 5, 2000.

               The number of shares of Common Stock believed to be issued and outstanding as of July 5, 2000 for purposes of this Amendment 3 to Schedule 13D/A is 12,848,921 shares. Therefore, Chaves is deemed to beneficially own 43.19% of the issued and outstanding shares of Common Stock.

          (b) (1) Chaves has no sole voting power or dispositive power with respect to any shares of Common Stock of the Issuer, and shared voting power and dispositive power with respect to 5,548,434 shares of Common Stock of the Issuer. The 5,548,434 shares indirectly owned by Chaves are comprised of 361,315 shares owned by Atisbos, 298,667 shares owned by OCC, S.A., a Costa Rican corporation wholly-owned by Chaves and his spouse, 704,857 shares owned by Leytor and 4,183,595 shares owned by Ribera.

               (2) Atisbos has no sole voting power or dispositive power with respect to any shares of Common Stock of the Issuer, and shared voting power and dispositive power with respect to 361,315 shares of Common Stock of the Issuer. The 361,315 shares of Common Stock which Atisbos shares voting and dispositive power is indirectly controlled by Chaves and by his spouse.

               (3) Leytor has no sole voting power or dispositive power with respect to any shares of Common Stock of the Issuer, and shared voting power and dispositive power with respect to 704,857 shares of Common Stock of the Issuer. All 704,857 shares of Common Stock owned by Leytor is indirectly controlled by Chaves and his spouse.

               (4) Ribera has no sole voting power or dispositive power with respect to any shares of Common Stock of the Issuer, and shared voting power and dispositive power with respect to 4,183,595 shares of Common Stock of the Issuer. All 4,183,595 shares of Common Stock owned by Ribera is indirectly controlled by Chaves and his spouse.

          (c) Other than as disclosed above in Items 4 and 5, none of Chaves, Atisbos, Leytor, or Ribera have engaged in any transactions with respect to the Common Stock during the past 60 days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Chaves' Common Stock.

          (e)  Not applicable.

                                                            Page 11 of 11 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except as described herein, none of Chaves, Atisbos, Leytor or Ribera have entered into any contractual relationship of any kind with respect to any securities of the Issuer.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Agreement and Plan of Reorganization for Acquisition of Shares, dated April 30, 1996 (incorporated herein by reference to Chaves' original Schedule 13D filing, dated as of October 15, 1996).

Stock Purchase Agreement, dated as of September 28, 1998 and amended on November 9, 1998, by and between the Company and Inversiones La Ribera, S.A.
(incorporated herein by reference to Chaves' Amendment 2 to Schedule 13D/A filing and to Ribera's original Schedule 13D filing, both dated as of December 7, 1999).


                                   SIGNATURES

After reasonable inquiry and to the best of knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

July 14, 2000


                                    /S/ Calixto Chaves
                                    ---------------------------------
                                    Calixto Chaves


                                    ATISBOS DE BELEN, S.A.


                                    By:/S/ Calixto Chaves
                                       ---------------------------------
                                       Calixto Chaves, President


                                    INVERSIONES LEYTOR, S.A.


                                    By:/S/ Calixto Chaves
                                       ---------------------------------
                                       Calixto Chaves, President


                                    INVERSIONES LA RIBERA, S.A.


                                    By:/S/ Calixto Chaves
                                       ---------------------------------
                                       Calixto Chaves, President